Mark Crone Managing Partner mcrone@cronelawgroup.com Eric Mendelson Partner emendelson@cronelawgroup.com

VIA EDGAR

September 19, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Trade & Services

Division of Corporation Finance

Washington, D.C. 20549

Attn: Jennie Beysolow

Re:	CTRL Group Limited Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted July 31, 2023 CIK No.0001969928

Ladies and Gentlemen:

On behalf of our client, CTRL Group Limited (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 17, 2023 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form F-1. Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Draft Registration Statement on Form F-1 (“the “Registration Statement”).

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted July 31, 2023

Risk Factor, page 13

1.	We note your response to comment 7 and reissue. You revise to define “recurring clients” on page 14 as “any current clients and clients with which [you] have previously done business.” Please revise to clarify the underlying assumptions, including limitations on the time period used to identify recurring clients, if any.

Response: In response to the Staff’s comment, the Company has revised the risk factor or page 14 of the Registration Statement to clarify the criteria for determining which clients of the Company are considered “recurring clients.”

Capitalization, page 41

2.	We note your response to our prior comment number 9. Please also revise to present pro forma EPS for the latest fiscal year and any subsequent interim period presented in your financial statements reflecting dilution equivalent to the number of shares whose proceeds will be used to pay the HK$ 8,000,000 of dividends declared on May 2, 2023.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to present pro forma earnings-per-share, or EPS, for the latest fiscal year ended March 31, 2023, which reflects the dilution equivalent to the number of shares whose proceeds will be used to pay the HK$8,000,000 of dividends declared on May 2, 2023.

3.	We note the revisions to your capitalization disclosures in response to comment 9. It appears that your pro forma disclosures only give effect to the HK$ 3,000,000 dividend declared on May 2, 2023 and do not include the HK$ 5,000,000 dividend that was also declared on this date. Please revise your pro forma capitalization disclosures to also include the effect of the HK$ 5,000,000 dividend declared on May 2, 2023. Also, please provide footnote disclosure explaining how you calculated the US dollar amounts disclosed in your pro forma capitalization disclosures.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s sole subsidiary, CTRL Media Limited, declared a dividend of HK$250 per share, or an aggregate of HK$5,000,000, to the Company, its sole shareholder of record, as of December 31, 2022. In turn, the Company declared a dividend of HK$3,000,000 to its shareholders, Mr. Shum Tsz Cheung, Mr. Lam Kai Kwan, Mr. Siu Chun Pong and Mr. Lau Chi Fung. As a result, the HK$5,000,000 dividend declared by CTRL Media did not result in any effect to the Company’s pro forma capitalization. The Company has amended the Registration Statement under the caption, “Capitalization,” to delete the reference to the Company’s subsidiary’s declaration of a dividend (because such dividend did not result in any pro forma adjustments), and to include the requested footnote disclosure relating to the calculation of US dollar equivalents.

Index to Consolidated Financial Statements, page F-1

4.	Please amend to provide updated audited financial statements for the fiscal year ended March 31, 2023.

Response: In response to the Staff’s comment, the Company has updated the Registration Statement to include the audited financial statements for the fiscal year ended March 31, 2023.

Please feel free to contact me should you require additional information at (917) 538-1775 or emendelson@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Eric Mendelson, Esq.
Eric Mendelson, Esq.